Spartan Acquisition Corp. III
9 West 57th Street, 43rd Floor

New York, New York 10019
(212) 515-3200

February 4, 2021

VIA EDGAR

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:Sherry Haywood

Office of Manufacturing

Re:Spartan Acquisition Corp. III

Form S-1 Registration Statement

File No. 333-252162

Dear Ms. Haywood:

Spartan Acquisition Corp. III (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-252162), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on Monday, February 8, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 and that such effectiveness also be confirmed in writing.

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Sincerely,

Spartan Acquisition Corp. III

By:/s/ Geoffrey Strong

Name: Geoffrey Strong

Title:	Chief Executive Officer

cc:       Brenda Lenahan, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Ryan J. Maierson, Latham & Watkins LLP

[Signature Page to Company Acceleration Request]